1875 K Street N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

September 25, 2015

VIA EDGAR

Mr. Deepak T. Pai

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Medallion Financial Corp. 2015 Non-Employee Director Stock Option Plan, Request for Withdrawal of Application for Exemptive Order (File No. 812-14433)

Dear Mr. Pai:

We are writing on behalf of Medallion Financial Corp. (the “Applicant”) to respectfully request the withdrawal of the Applicant’s Amendment No. 1 to the Application for an order under Section 61(a)(3)(B) of the Investment Company Act of 1940 for the Applicant’s 2015 Non-Employee Director Stock Option Plan (the “Application”). The Application was filed with the Securities and Exchange Commission on September 24, 2015 (SEC Accession No. 0001193125-15-327485) under the incorrect File No. 812-14433. The Applicant respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect thereto.

The Application was re-filed on September 25, 2015 with the correct File No. 812-14458.

If you have any questions or need further information, please call me at (202) 303-1275.

Sincerely,

/s/ James G. Silk

James G. Silk

cc:	Andrew M. Murstein
Marisa T. Silverman
Anne C. Choe
Corey D. Casbarro